EXHIBIT 12.01
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

(In millions)

	For the years ended December 31,
	2014	2013	2012	2011	2010
EARNINGS (LOSS):
Income (loss) from continuing operations, before income taxes	$1,699	$1,471	$(89)	$(293)	$2,189
Less: Undistributed earnings from limited partnerships and other alternative investments	188	33	(8)	65	60
Add: Total fixed charges, before interest credited to contractholders	407	434	498	562	566
Total earnings, before interest credited to contractholders	1,918	1,872	417	204	2,695
Interest credited to contractholders [1]	680	860	1,400	1,435	1,491
Total earnings	$2,598	$2,732	$1,817	$1,639	$4,186

FIXED CHARGES:
Interest expense	$376	$397	$457	$508	$508
Interest factor attributable to rentals and other [2]	31	37	41	54	58
Total fixed charges, before interest credited to contractholders	407	434	498	562	566
Interest credited to contractholders [1]	680	860	1,400	1,435	1,491
Total fixed charges	1,087	1,294	1,898	1,997	2,057
Preferred stock dividend requirements [3]	—	12	—	—	687
Total fixed charges and preferred stock dividend requirements, before interest credited to contractholders	407	446	498	562	1,253
Total fixed charges and preferred stock dividend requirements	$1,087	$1,306	$1,898	$1,997	$2,744

RATIOS:
Total earnings to total fixed charges [4]	2.4	2.1	NM	NM	2.0
Total earnings to total fixed charges and preferred stock dividend requirements [4]	2.4	2.1	NM	NM	1.5

Deficiency of total earnings to total fixed charges [5]	$—	$—	$81	$358	$—
Deficiency of total earnings to total fixed charges and preferred stock dividend requirements [5]	$—	$—	$81	$358	$—

Ratios before interest credited to contractholders [6]
Total earnings to total fixed charges [4]	4.7	4.3	NM	NM	4.8
Total earnings to total fixed charges and preferred stock dividend requirements [4]	4.7	4.2	NM	NM	2.2

[1]	Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.

[2]
Interest factor attributable to rental and others includes 1/3 of total rent expense as disclosed in the notes to the financial statements, capitalized interest and amortization of debt issuance costs.

[3]
Preferred stock dividend requirements represent the amount of pre-tax earnings that would be required to pay the dividends on outstanding preferred stock. Preferred stock dividend requirements are determined using the Company's effective income tax rate unless use of the Company's effective income tax rate would result in pre-tax losses for purposes of determining the dividend requirements, as in 2012 and 2011 when income tax benefits exceeded losses from continuing operations.

[4]	Ratios of less than one-to-one are presented as “NM” or not meaningful.

[5]	Represents additional earnings that would be necessary to result in a one-to-one ratio.

[6]
These secondary ratios are disclosed for the convenience of fixed income investors and the rating agencies that serve them and are more comparable to the ratios disclosed by all issuers of fixed income securities.

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